                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                          ____________________________

                                  SCHEDULE 13D
                                 (Rule 13d-101)


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              THE KRYSTAL COMPANY
                                (Name of Issuer)

                        COMMON STOCK, WITHOUT PAR VALUE
                         (Title of Class of Securities)

                                   501148100
                                 (CUSIP Number)

                Thomas Wardell, One Peachtree Center, Suite 5300
          303 Peachtree Street, Atlanta, Georgia 30303, (404) 527-4990
--------------------------------------------------------------------------------
(Name, address and telephone number of Person Authorized to Receive Notices and
                                Communications)

                                  July 3, 1997
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
______________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              (Page 1 of 15 Pages)

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Port Royal Holdings, Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (a)     X
             -----------
          (b)
             -----------

3.   SEC USE ONLY



4.   SOURCE OF FUNDS

     BK, 00

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Georgia corporation

7.   SOLE VOTING POWER

          -0-

8.   SHARED VOTING POWER

          3,959,968

9.   SOLE DISPOSITIVE POWER

          -0-

10.  SHARED DISPOSITIVE POWER

          3,959,968

                              (Page 2 of 15 Pages)

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          -0-

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          -0-

14.  TYPE OF REPORTING PERSON

     CO and BK

                              (Page 3 of 15 Pages)

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Philip H. Sanford

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (a)    X
              -------
          (b)
              -------

3.   SEC USE ONLY



4.   SOURCE OF FUNDS

     BK, PF, 00

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

7.   SOLE VOTING POWER

          -0-

8.   SHARED VOTING POWER

          3,959,968

9.   SOLE DISPOSITIVE POWER

          -0-

10.  SHARED DISPOSITIVE POWER

          3,959,968

                              (Page 4 of 15 Pages)

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING   PERSON

          -0-

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          -0-

14.  TYPE OF REPORTING PERSON

     IN

                              (Page 5 of 15 Pages)

Item 1.   Security and Issuer.
          -------------------

          The class of equity securities to which this statement relates is the common stock, without par value (the "Common Stock"), of The Krystal Company, a Tennessee corporation (the "Company"), which has its principal executive offices at One Union Square Chattanooga, Tennessee 37402.

Item 2.   Identity and Background.
          -----------------------

          This statement represents the joint filing of Port Royal Holdings, Inc. ("Port Royal") and Philip H. Sanford, the sole shareholder of Port Royal. An agreement between Port Royal and Mr. Sanford regarding filing a joint
Schedule 13D is filed herewith as Exhibit 1.

A.   Port Royal Holdings, Inc.

          Port Royal is a Georgia corporation with principal executive offices located at 303 Peachtree Street, Suite 5300, Atlanta Georgia 30308.

          Port Royal is a newly formed corporation which has engaged in no activities other than those incident to its formation and the proposed transactions described in Item 4 below. All of the currently issued and outstanding stock of Port Royal is owned by Philip H. Sanford.

          Port Royal has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

          Port Royal has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

B.   Philip H. Sanford

          Philip H. Sanford is the Senior Vice President, Finance and Administration, of Coca-Cola Enterprises, Inc., which is in the liquid nonalcoholic refreshment business and is the world's largest marketer, distributor and producer of bottled and canned beverage products of The Coca-Cola Company, P. O. Box 723040, Atlanta, GA 31139.

          Mr. Sanford has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          Mr. Sanford has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is

                              (Page 6 of 15 Pages)
subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Mr. Sanford is a United States citizen.

C.   Executive Officers and Directors of Port Royal

                                         Principal Occupation or Employment,
                                         Principal Business of Employer,
Name & Title                             and Business Address
--------------------------------------  --------------------------------------
Philip H. Sanford, Chairman,             Senior Vice President, Finance and
Chief Executive Officer and              Administration, Coca-Cola
Secretary and Sole Director              Enterprises, Inc.,
                                         P. O. Box 723040, Atlanta, GA 31139;
                                         marketing, distribution and
                                         production of bottled
                                         and canned products of The Coca-Cola
                                         Company.

     To the best knowledge of Port Royal and Mr. Sanford, none of the above-listed Executive Officers and Directors of Port Royal has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     To the best knowledge of Port Royal and Mr. Sanford, none of the above-listed Executive Officers and Directors of Port Royal has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     All the executive officers and directors of Port Royal are U.S. citizens.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          As more fully described in Items 4 and 5 hereof, this statement on
Schedule 13D relates to the acquisition by Port Royal of options to purchase an aggregate of 3,959,968 shares (the "Shares") of Common Stock of the Company from the following persons (the "Shareholders") upon the terms set forth in the Stock Option Agreement, dated as of July 3, 1997 (the "Option Agreement"), between Port Royal and the Shareholders, a copy of which is attached hereto as Exhibit 2 and is incorporated herein by reference:

                              (Page 7 of 15 Pages)

     Name:                                         Number of Shares:
     -----                                         -----------------

     R. B. Davenport, III                             1,803,648

     R. B. Davenport, IV                                312,120

     First Tennessee Bank                               480,000
     National Association,
     Trustees u/a/w Mary M. Purse,
     dated June 18, 1963

     Gordon L. Davenport, Jr. and First               1,363,200
     Tennessee Bank, National Association,
     Trustees u/a/w Mary M. Purse,
     dated December 31, 1965
                                                      ---------
     Total                                            3,959,968
                                                      =========


          R.D. Davenport, III is a director of the Company. R.B. Davenport, IV is President, Chief Operating Officer and a director of the Company.

          If the options granted to Port Royal pursuant to the Option Agreement were exercised, the purchase price to be paid by Port Royal would be $57,419,536.00 ($14.50 per share), subject to adjustment upon the occurrence of certain events specified in Section 1.4 of the Option Agreement. Currently Port Royal does not have, or have committed to be available to it, sufficient funds to enable it to acquire the Shares. If the options were exercised, Port Royal would consider obtaining funds to pay the purchase price for the Shares (1) through loans which may be arranged with banks in amounts and under terms and conditions not now known, (2) through the issuance by Port Royal of debt or equity securities to institutional investors in amounts and under terms and conditions not now known, (3) through capital contributions from its sole shareholder or (4) by other means that have not been determined.

     Neither Port Royal nor Mr. Sanford currently owns additional securities of the Company.

Item 4.   Purpose of Transaction.
          ----------------------

          Port Royal's purpose in acquiring the options to purchase the Shares upon the terms set forth in the Option Agreement, which is attached hereto as
Exhibit 2 and incorporated herein by reference, is to further its purpose of obtaining the entire equity interest of the Company pursuant to the proposed Merger referred to below. As indicated in response to Item 3 hereof, the Shareholders have irrevocably granted to Port Royal options to purchase an aggregate

                              (Page 8 of 15 Pages)

QUAD=CENTER)

of 3,959,968 shares of Common Stock of the Company at an option price of $14.50 per share, subject to adjustment upon the occurrence of certain events set forth in Section 1.4 of the Option Agreement. Pursuant to Section 1.3 of the Option Agreement, the options are exercisable only in whole as to all 3,959,968 shares. The options will expire upon the earliest of (1) the Effective Time of the Merger as defined in the Merger Agreement referred to below, (2) the termination of the options by Port Royal by written notice thereof to the Shareholders, or
(3) October 31, 1997.

          Port Royal currently intends to acquire the entire equity interest of the Company pursuant to the Merger Agreement referred to below rather than exercise the options granted in the Option Agreement. However, Port Royal reserves the right to change its present intention at any time and to exercise the options. Any decision to exercise the options would depend in part upon the availability of funds and other factors not now determined.

          Port Royal, TKC Acquisition Corp., a Tennessee corporation (a wholly-owned subsidiary of Port Royal) ("TKC"), and the Company have entered into an agreement and plan of merger (the "Merger Agreement"), dated as of July 3, 1997, pursuant to which (1) TKC will be merged with and into the Company (the "Merger"); (2) each outstanding share of Common Stock, other than those held in the Treasury of the Company (which shares will be canceled and no payment will be made in respect thereof), will be converted into the right to receive $14.50 in cash without interest; and (3) the separate existence of TKC will cease and the Company, as the surviving corporation (the "Surviving Corporation"), will become a wholly-owned subsidiary of Port Royal and will continue to exist under the laws of the State of Tennessee. Thereafter, it is anticipated that the business and operations of the Company will be continued substantially as they are now, except as set forth below. The Merger Agreement is attached hereto as
Exhibit 3 and incorporated herein by reference.

          Port Royal has been advised by the Company that (a) on July 3, 1997, the board of directors of the Company approved the proposed Merger and the execution of the Merger Agreement and (b) on July 3, 1997, the Company submitted a news release regarding the contemplated Merger to the appropriate news agencies and wire services for public dissemination on July 3,1997.

          Consummation of the proposed Merger is subject to terms and conditions specified in the Merger Agreement, including completion of financing arrangements, filings with appropriate regulatory agencies, and approval by the holders of a majority of the outstanding Common Stock of the Company. Pursuant to the terms of the Option Agreement, the Shareholders have agreed (i) to vote all of the Shares in favor of the Merger or any other business combination agreed upon between the Company and Port Royal and (ii) if so requested by Port Royal, to grant the specified designees of Port Royal an irrevocable proxy to vote in favor of the Merger or other business combination and upon any other matter relating thereto. Therefore, pursuant to the Option Agreement, 53% of the Company's Common Stock will be voted in favor of the Merger.

                              (Page 9 of 15 Pages)

          It is contemplated that financing for the Merger will be provided from the sale of an aggregate of 10,000 shares of Port Royal's Common Stock to accredited investors for a total consideration of $35 million, from the sale of notes by the Company to institutional investors, and from borrowings by the Company. Port Royal has entered into a Bridge Financing Engagement Letter, dated July 2, 1997, with UBS Securities LLC ("UBS"), pursuant to which UBS Securities will assist Port Royal in raising a portion of the funds required to consummate the merger through the public sale or private placement of up to $100 million aggregate principal amount of Port Royal senior notes. The Bridge Financing Engagement Letter is attached hereto as Exhibit 4 and is incorporated herein by reference. Port Royal has obtained a Senior Bank Financing Commitment Letter relating to a revolving credit facility in the amount of up to $25 million from UBS and Union Bank of Switzerland ("Union Bank") and a Bridge Financing Commitment Letter relating to a bridge loan in the amount of up to $100 million from Union Bank. The commitment letters are attached hereto as Exhibits 5 and 6 and are incorporated herein by reference.

          It is contemplated that if the Merger is consummated, trading in the Common Stock will cease, and the Company Common Stock will no longer be listed on the NASDAQ National Market System or registered under the Securities Exchange Act of 1934 and the Company will continue to conduct business as a privately held corporation. Although the composition of the board of directors of the surviving corporation or its parent has not been determined, it is currently expected that the board of directors will have five members.

          It is contemplated that following the Merger, the Company will be indebted in connection with the financing of the Merger. The Company has not paid a cash dividend within the past ten years, and its ability to do so after the Merger is expected to be limited by the Agreements to be entered into to borrow funds as part of the financing of the Merger.

          Although Port Royal's present plans with respect to the options and the Company are as indicated above, Port Royal reserves the right to change its plans, and accordingly, Port Royal may decide in the future, among other things,
(1) to acquire the Shares pursuant to exercise of the options; (2) to acquire shares of Common Stock of the Company otherwise than pursuant to the Option Agreement or the proposed Merger described above; or (3) to sell or dispose of all or part of any shares of Common Stock it may acquire in the future pursuant to the Option Agreement, the proposed Merger or otherwise.

          Other than in connection with the Merger or as otherwise described herein, Port Royal does not have any other present plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

                             (Page 10 of 15 Pages)

(v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) changes in the Company's charter, by-laws, or other instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above. Port Royal reserves the right to formulate any plans or proposals, and to take any action, with respect to any or all of the foregoing matters and any other matters as it may determine.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          As more fully described above and in the Option Agreement attached as
Exhibit 2 hereto and incorporated herein by reference, the Shareholders have granted Port Royal the right to acquire an aggregate of 3,959,968 outstanding shares of the Company's Common Stock. Accordingly, as of the date hereof, Port Royal beneficially owns, within the meaning of Regulation 13D-G under the Exchange Act, an aggregate of 3,959,968 outstanding shares of the Company's Common Stock, which (based on information contained in the most recently available filing with the Commission by the Company) represents an aggregate of 53% of the outstanding Common Stock as of such date.

          Except for the Shareholders' covenants and agreements and the other provisions contained in the Option Agreement attached hereto as Exhibit 2 and incorporated herein by reference, to the best of the knowledge of Port Royal and Philip H. Sanford, each Shareholder, who is or is expected to become a party to the Option Agreement, currently has the power to vote, or direct the voting of, and to dispose of, or direct the disposition of, the number of Shares indicated below.

                             (Page 11 of 15 Pages)

                                       Sole Voting           Shared Voting
                Name              and Dispositive Power  and Dispositive Power
                ----              ---------------------  ---------------------
R. B. Davenport, III                    1,803,648                 -0-

R. B. Davenport, IV                        13,120                 -0-

First Tennessee Bank                      480,000                 -0-

National Association, Trustees          1,363,200                 -0-
 u/a/w Mary M. Purse, dated
 June 18, 1963 Gordon L.
 Davenport, Jr. and First
 Tennessee  Bank, National
 Association, Trustees
 u/a/w Mary M. Purse, dated
 December 31, 1965

          Port Royal and Philip H. Sanford do not beneficially own any Common Stock except as set forth above, and to the best of their knowledge, except as set forth in the Option Agreement, no other person other than the Shareholders has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares. To the best knowledge of Port Royal and Philip H. Sanford, none of the executive officers or directors of Port Royal beneficially owns any Common Stock.

          Were the Shares to be purchased by Port Royal pursuant to exercise of the options granted in the Option Agreement, Port Royal would share the power to vote or direct the vote of and the power to dispose of or direct the disposition of the Shares with its Philip H. Sanford, sole shareholder.

          Otherwise, and except as set forth herein, Port Royal and Mr. Sanford have not, and to the best of their knowledge, none of the executive officers or directors of Port Royal has, effected any transactions in the Company's Common Stock during the past 60 days.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

          Except as provided in the Option Agreement attached as Exhibit 2 hereto, the Bridge Financing Engagement Letter, dated July 2, 1997, between Port Royal and UBS Securities LLC, attached hereto as Exhibit 4, and the Merger Agreement attached hereto as Exhibit 3, each of which is incorporated herein by reference, the commitment letters referred to above under Item 4, or as otherwise described herein, neither Port Royal nor Philip H. Sanford has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or

                             (Page 12 of 15 Pages)
voting of any of such securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

Exhibit 1: Agreement between Port Royal and Philip H. Sanford regarding filing a joint Schedule 13D.

Exhibit 2: Stock Option Agreement, dated as of July 3, 1997, between Port Royal and the Shareholders.

Exhibit 3: Agreement and Plan of Merger, dated as of July 3, 1997, among Port Royal, TKC and the Company.

Exhibit 4: Bridge Financing Engagement Letter, dated July 2, 1997, between Port Royal and UBS Securities LLC ("UBS").

Exhibit 5: Senior Bank Financing Commitment Letter, dated July 2, 1997, between Port Royal and Union Bank of Switzerland, New York Branch ("Union Bank") and UBS.

Exhibit 6: Bridge Financing Commitment Letter, dated July 2, 1997, between Port Royal and Union Bank.

                             (Page 13 of 15 Pages)

                                  SIGNATURES
                                  ----------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      PORT ROYAL HOLDINGS, INC.



Date: July 14, 1997                   By: /s/ Philip H. Sanford
      -----------------------             -------------------------------------
                                          Name: Philip H. Sanford
                                          Title: Chairman & Chief Executive
                                                 Officer



                                      PHILIP H. SANFORD



Date: July 14 1997                    By: /s/ Philip H. Sanford
      -----------------------             -------------------------------------
                                          Philip H. Sanford

                             (Page 14 of 15 Pages)

                                   Exhibit 1
                                   ---------

                                   Agreement
                                   ---------

     Be it known that Port Royal Holdings, Inc. and Philip H. Sanford, the sole shareholder of Port Royal Holdings, Inc., hereby agree to file jointly a
Schedule 13D reporting beneficial ownership of The Krystal Company, a Tennessee corporation.

                                      PORT ROYAL HOLDINGS, INC.



Date: July 14, 1997                   By: /s/ Philip H. Sanford
      -----------------------             -------------------------------------
                                          Name: Philip H. Sanford
                                          Title: Chairman & Chief Executive
                                                 Officer



                                      PHILIP H. SANFORD



Date: July 14, 1997                   By: /s/ Philip H. Sanford
      -----------------------             -------------------------------------
                                          Philip H. Sanford

                             (Page 15 of 15 Pages)